

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 6, 2008

By Facsimile and U.S. Mail

Mr. Lorenzo Donadeo
Chief Executive Officer
Vermilion Energy Trust
2800, 400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4 Canada

> **Re: Vermilion Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **File No. 000-50832**

Dear Mr. Donadeo:

We have reviewed your Form 40-F for the fiscal year ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 99.2 2007 Management's Discussion and Analysis

Foreign Exchange, page 11

1.   We note your disclosure that $11,533 of foreign exchange gain was mostly due to the impact of the strengthening Canadian dollar on foreign currency denominated liabilities. Please specify the nature of such liabilities and tell us which of your subsidiaries have recorded such liabilities.

Exhibit 99.3 2007 Audited Annual Financial Statements

Note 2 Significant Accounting Policies, page 8

Petroleum and Natural Gas Operations, page 8

2.   We note you capitalize all geological and geophysical costs. Please clarify if you have geological and geophysical costs that are not directly associated with specific unevaluated properties, and tell us when you include such costs in the amortization base under US GAAP.

Foreign Currency Translation, page 11

3.   We note you have subsidiaries located in various foreign countries including France, the Netherlands, and Australia. For US GAAP purposes, please tell us the functional currency of each of these subsidiaries, and provide an analysis of each of the indicators set forth in paragraph 42 of SFAS 52. If the functional currency of any of these subsidiaries differs from your reporting currency, please clarify where you have recorded the translation adjustments pursuant to paragraph 13 of SFAS 52.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief